June 16, 2023

VIA EDGAR

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: Workday, Inc. Request for Withdrawal of Filing of Pre-Effective Amendment on Form S-3/A (Registration No. 333- 272372)

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended, Workday, Inc. (the “Company”) respectfully requests the immediate withdrawal of the above-referenced amendment to its registration statement on Form S-3 (the “Amendment”), filed with the Securities and Exchange Commission on June 8, 2023. No securities were sold pursuant to this Amendment.

The Company’s Amendment was inadvertently filed as a pre-effective amendment using the EDGAR form type, “S-3/A”, rather than “POS ASR”. The Company intends to file the amendment as a “POS ASR”.

Thank you for your assistance in this matter.

Sincerely,

Workday, Inc.

By:	/s/ Richard H. Sauer
Name:	Richard H. Sauer
Title:	Chief Legal Officer, Head of Corporate Affairs and Corporate Secretary